UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BCB Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

072888 10 0

(CUSIP Number)

COPY TO:

GIORDANO, HALLERAN & CIESLA, P.C.
125 HALF MILE ROAD
P.O. BOX 190
MIDDLETOWN, NJ 07748
(732) 741-3900
Attn:  JOHN A. AIELLO, ESQ.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth R. Poesl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,546

	8.	Shared Voting Power 1,597

	9.	Sole Dispositive Power 107,546

	10.	Shared Dispositive Power 1,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock, no par value (the “Common Stock”) of BCB Bancorp, Inc., a New Jersey corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 104-110 Avenue C, Bayonne, NJ  07002.

Item 2.	Identity and Background
(a) Kenneth R. Poesl
(b) Ken’s Marine Service, 116 East 22nd Street, Bayonne, New Jersey 07002
(c) Owner and President of Ken’s Marine Service, an environmental remediation service company
(d) During the last five years, Mr. Poesl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Mr. Poesl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Poesl is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Poesl acquired the shares with $ 62,202.00 of personal funds.

Item 4.	Purpose of Transaction
The shares owned by Mr. Poesl were acquired for personal investment.

Mr. Poesl is a member of The Committee for Sound Corporate Governance (the “Committee”), which includes eight current members of the Board of Directors of BCB Bancorp, Inc. (the “Issuer”), shareholders of the Issuer, and prospective nominees for director of the Issuer.  The members of the Committee believe that the other members of the Issuer’s Board have failed to act in accordance with sound corporate governance principles.  Specifically, the Committee believes that at the direction of the other directors, the Board has acted arbitrarily regarding its consideration of important matters.  The Committee intends to propose an alternative slate of directors at the Issuer’s next annual meeting of shareholders.

Other than the foregoing, Mr. Poesl does not have any current plans or proposals of the type described in items (a) through (j) of Item 4.  As a member of the Committee, Mr. Poesl reserves the right to take or not take any action deemed to be in the best interests of the Committee, including changing its intention as set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer

Mr. Poesl disclaims beneficial ownership of shares of the Issuer owned by other Committee members.  Prior to February 13, 2004, Mr. Poesl beneficially owned 102,323 shares of the Common Stock of the Issuer.  On February 13, 2004, Mr. Poesl exercised stock options to purchase 5,223 shares of the Common Stock.  As of the date of this filing, Mr. Poesl beneficially owns 109,143 shares of Common Stock, which includes 999 shares owned by companies of which Mr. Poesl is the sole owner, and 1,597 shares owned by Mr. Poesl’s spouse and children.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than stock option agreements evidencing stock options granted to Mr. Poesl, and except that Mr. Poesl has agreed to be a member of the Committee for Sound Corporate Governance for the purpose set forth in Item 4 above, Mr. Poesl presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2004
Date
/s/ Kenneth Poesl
Signature
Kenneth R. Poesl
Name/Title